
July 13, 2010

Joseph R. Gromek, President
The Warnaco Group, Inc.
501 Seventh Avenue
New York, New York 10018

  RE: **The Warnaco Group, Inc.**
    Form 10-K FYE January 2, 2010
    Filed March 2, 2010;
    DEF 14A for Annual Meeting on May 12, 2010
    Filed April 9, 2010;
    Form 8-K
    Filed March 1, 2010
    File No. 1-10857

Dear Mr. Gromek:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Item 3. Legal Proceedings, page 24

1. We note the three legal proceedings discussed on page 25. Please provide the disclosure required by Item 103 of Regulation S-K for each proceeding.

Exhibits

2. We note that Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 10.7, 10.8, 10.9, 10.10, 10.11, 10.62, 10.64 and 10.66 are missing exhibits, schedules and/or attachments. Please file these exhibits in their entirety with your next periodic report.

Item 8. Financial Statements and Supplementary Data, page F-2

Notes to Consolidated Financial Statements, page F-7

Note 2 – Acquisitions, page F-17

2008 CK Licenses, page F-18

3. We note that you acquired 100% of the shares of the Company (the "Collection License Company") that operates the license (the "Collection License") for the Calvin Klein men's and women's Collection apparel and accessories worldwide on January 28, 2008. We further note that you subsequently transferred the Collection License Company to Phillips-Van Heusen Corporation ("PVH"), the parent company of Calvin Klein, Inc. ("CKI") on January 30, 2008, and you paid approximately $43 million (including final working capital adjustments) to, or on behalf of, PVH and entered into and amended certain Calvin Klein licenses (collectively, the "2008 CK Licenses"). Please advise us of the following with respect to these transactions:

    a. Tell us what you acquired (e.g. assets acquired, liabilities assumed or incurred) in your January 28, 2008 acquisition of 100% of the shares of the Collection License Company for no consideration, and how you accounted for this acquisition;

    b. Tell us what assets and liabilities of the Collection License Company you transferred to PVH on January 30, 2008, and if you received any consideration from PVH for their acquisition of this Company. If so, tell us the amount you received and how the consideration was determined;

    c. Tell us why you paid $43 million to, or on behalf of, PVH (e.g. to acquire new licenses, expand existing licenses, offset projected losses for the Collection License Company, etc.); and

    d. Tell us how you accounted for your January 30, 2008 transfer of the Collection License Company to PVH, and further explain to us what the related $18.5 million restructuring charge you recorded prior to the transfer represents.

Item 2.02 and 9.01 Form 8-K filed March 1, 2010

Ex. 99.1

4. We note your discussion of net revenues on a 'constant currency' basis throughout your earnings release. This appears to be a non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission rules or banking regulatory requirements. Please be advised of the following:

     a.   To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the Regulation G requirements to label the measure as non-GAAP and provide a reconciliation to the most clearly comparable GAAP measure; and

     b.   To the extent this measure is disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the measure as a non-GAAP measure.

5. We note that you present full non-GAAP consolidated condensed statements of operations in Schedules 1, 1a, 2, and 2a. Please tell us why you believe it is appropriate to present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures. In that regard, we believe that presenting a full non-GAAP income statement may attach undue prominence to the non-GAAP information. Refer to question 102.10 of the Staff's Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

6. We note the income tax effect for the 'Other' column adjustments was calculated using a 40% tax rate for each consolidated condensed statement of operations presented in your Form 8-K, while the income tax effect for the Restructuring Charges and Pension adjustments was calculated using tax rates ranging from 25% (fiscal 2008) to 41% (Q4 2009). Please tell us how you determined the tax rates used to calculate the income tax effect for the Restructuring Charges and Pension adjustments and explain to us why different rates were used.

Taxation

7. Please provide us with a reconciliation to the taxation adjustments for the fourth quarter and fiscal 2008, and the fourth quarter and fiscal 2009. Also tell us how each taxation adjustment was calculated (i.e. the tax rate(s) used to determine the underlying adjustment) and explain to us how you determined the respective tax rate(s) used. To the extent that different tax rates were used, please explain the reason(s) for such differences.

DEF 14A for Annual Meeting on May 12, 2010

8. We note the very general disclosure in the last paragraph on page 10. Please advise us of the basis for your conclusion that disclosure pursuant to Item 402(s) is not necessary and describe the process you undertook to reach that conclusion.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Archfield, staff accountant at (202) 551-3315 or David Walz, accounting reviewer at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner, at (202) 551-3395 or Pam Howell, legal reviewer at (202) 551- 3357 with any other questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax (212) 287-8485